U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                        NOTIFICATION OF LATE FILING

                                            Commission File Number: 0-20303
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(Check One)

[ ] Form 10-K and Form 10-KSB    [ ] Form 11-K

[ ] Form 20-F       [X] Form 10-Q and Form 10-QSB    [ ] Form N-SAR

For Period Ended: 	July 31, 2000
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[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and 10-QSB
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:					.
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READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing
checked above, identify the Item(s) to which the notification relates:
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                                PART I
                       REGISTRANT INFORMATION

   Full name of registrant:  TOUCHSTONE APPLIED SCIENCE ASSOCIATES, INC.
                           ------------------------------------------------

   Former name if applicable:
                             ----------------------------------------------

   Address of principal executive office
          (STREET AND NUMBER):            4 Hardscrabble Heights
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   City, state and zip code:  Brewster, New York 10509
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                               PART II
                        RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X]   (a)   The reasons described in reasonable detail in Part
                 III of this form could not be eliminated without unreasonable effort or expense

     [X]   (b)   The subject annual report, semi-annual report,
                 transition report on Form 10-K, Form 20-F, 11-K or
                 Form N-SAR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ]   (c)   The accountant's statement or other exhibit
                 required by Rule 12b-25(c) has been attached if applicable.


                               PART III
                               NARRATIVE

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The Registrant is unable to file its Quarterly Report on Form 10-QSB within the prescribed time period as a result of difficulties encountered by the Registrant in the compilation and evaluation of certain information that is required to complete the preparation of the interim consolidated financial statements for the quarter ended July 31,2000.


                               PART IV
                          OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

                Andrew L. Simon          (845) 277-8100
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                    (Name)               (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30
of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                         [X] Yes       [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                         [ ] Yes       [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


               Touchstone Applied Science Associates, Inc.
   ---------------------------------------------------------------
              (Name of Registrant as specified in charter)

     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Dated:  September 14, 2000       By  /s/ ANDREW L. SIMON, President
                                        -----------------------------------
                                      President and Chief Executive Officer